As filed with the Securities and Exchange Commission on September 27, 2005
                                            Securities Act File No. 333-111561
                                     Investment Company Act File No. 811-21480
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                               (Name of Issuer)

             THE TOPIARY FUND FOR BENEFIT PLAN INVESTORS (BPI) LLC
                     (Name of Person(s) Filing Statement)

                      Limited Liability Company Interests
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


                   Joshua Kestler                                 John H. Kim
                   Vice President                         Director and Senior Counsel
The Topiary Fund for Benefit Plan Investors (BPI) LLC      Deutsche Asset Management
                 25 DeForest Avenue                             345 Park Avenue
              Summit, New Jersey 07901                         New York, New York
                   (908) 608-3159                                (212) 454-6849

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300

                           CALCULATION OF FILING FEE
==============================================================================
Transaction Valuation: $10,287,921(a)        Amount of Filing Fee: $2,057.58(b)
==============================================================================
(a) Calculated as the aggregate maximum repurchase price for limited liability company interests.
(b) Calculated at 1/50th of 1% of the Transaction
Valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:_______________________________________
Form or Registration No.:_____________________________________
Filing Party:__________________________________________________________
Date Filed:____________________________________________________________
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

ITEM 1:  Summary Term Sheet

         The Topiary Fund for Benefit Plan Investors (BPI) LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase limited liability company interests (the "Interests") in the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase document and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will repurchase up to $10,287,921 (approximately 15% of the net asset value of the Master Fund estimated as of August 31, 2005) of limited liability company Interests that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on October 27, 2005, subject to any extensions of the offer to repurchase Interests ("Repurchase Offer").

         Members may tender all or a portion of their Interests in the Fund (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $25,000 after the repurchase of Interests. If a Member tenders a portion of its Interests, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $25,000. If the Fund accepts the tender of all or a portion of a Member's Interests, the Fund intends to make payment for the Interests it repurchases from one or more of the following sources: cash on hand, proceeds from the Master Fund's redemption of interests in the Investment Funds (as defined below), or borrowings. None of the Fund, the Master Fund, DB Investment Managers, Inc., the investment adviser of the Fund ("Adviser"), or directors of the Fund ("Directors") has decided at this time to borrow funds to repurchase Interests in connection with the Repurchase Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

         The amount due to any Member who tenders all of its Interests in the Fund (and which are all accepted for repurchase by the Fund) will be equal to the value of that Member's capital account based on the Fund's net asset value as of December 31, 2005 or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Full Repurchase Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Full Repurchase Valuation Date to correspond with any extension of the Repurchase Offer.

         The Fund invests substantially all of its assets in The Topiary Offshore Fund for Benefit Plan Investors (BPI) LDC, a Cayman Islands limited duration company (the "Offshore Fund"), which in turn invests substantially all of its assets in The Topiary Master Fund for Benefit Plan Investors (BPI) LLC (the "Master Fund"), a separate closed-end, non-diversified, management investment company with the same investment objectives as the Fund and the Offshore Fund. This structure is sometimes called a "master/feeder" structure. The Fund has been advised by the Master Fund that the Master Fund is making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund.

         The Fund's net asset value as of December 31, 2005 will be based in part on oral or written estimates of the value of the Master Fund's investments in the private funds in which the Master Fund invests ("Investment Funds"). Therefore, repurchase payments to Members who tender all of their Interests in the Fund may not reflect final net asset values for the Full Repurchase Valuation Date calculated by the Investment Funds; however, the Fund will generally not make any adjustments for final valuations from the Master Fund based on adjustments received from the Investment Funds, and the withdrawing Member (if such valuations are adjusted upwards) or the remaining Members (if such valuations are adjusted downwards) will bear the risk of change of any such valuations.

         The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Thursday, October 27, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Interests in the Fund. Withdrawn Interests may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. Members who tender Interests may bear a share of any withdrawal charge imposed on the Master Fund by any Investment Fund from which the Master Fund withdraws in order to meet tender requests.

         If a Member would like the Fund to repurchase all or a portion of the Member's Interests, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit (a)(1)(iii), to PFPC Inc., P.O. Box 219, Claymont, Delaware 19703, attention: The Topiary Fund for Benefit Plan Investors (BPI) LLC, or (ii) fax it to the Adviser, c/o of PFPC Inc. at (302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Thursday, October 27, 2005. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, October 27, 2005). Of course, the net asset value of the Interests in the Fund will change between August 31, 2005 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and December 31, 2005, the date as of which the value of Interests in the Fund will be determined for purposes of calculating the repurchase price paid to Members who have tendered all of their Interests in the Fund (and which have all been accepted for repurchase by the Fund). Members may obtain the net asset value of the Fund and their Interests, which the Fund calculates monthly based on the information the Master Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at (302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of Interests in the Fund, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Thursday, October 27, 2005. Also realize that although the Repurchase Offer expires on October 27, 2005, a Member that tenders all of its Interests in the Fund (and which are all accepted for repurchase by the Fund) will remain a Member through December 31, 2005, when the value of that Member's Interests is determined.

         Within five days of the Repurchase Request Deadline, or no later than November 3, 2005, each Member whose Interests in the Fund or portion thereof have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member's capital account (or portion thereof) being repurchased. In the case of both a full or partial tenders of Interests, the note will entitle the Member to be paid within thirty (30) days after the Full Repurchase Valuation Date or, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such Investment Funds, whichever is the later (either such date, a "Payment Date").

ITEM 2.  Subject Company Information

         The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

         (a) The name of the filing person is The Topiary Fund for Benefit Plan Investors (BPI) LLC. The Fund's address is 345 Park Avenue, New York, New York 10154, and the Fund's telephone number is, c/o Scudder Distributors Inc.,
(888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 345 Park Avenue, New York, New York 10154, and the Adviser's telephone number is (212) 454-6849. The Fund's Directors are Nolan
T. Altman, Louis S. Citron, Edward T. Tokar and Raymond C. Nolte. Their address is c/o DB Absolute Return Strategies, 345 Park Avenue, New York, New York 10154.

         (b) - (d) Not applicable.

ITEM 4.  Terms of the Transaction

         The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

         (a) - (d) Not applicable.

         (e) Under the Fund's Limited Liability Company Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a pre-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on September 14, 2004, and as disclosed in the Fund's prospectus dated September 14, 2004 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Interests from Members from time to time pursuant to written tenders. The Board of Directors expects that, subsequent to this offer to repurchase Interests from Members as of December 31, 2005, the Fund will offer to repurchase Interests as of the last business day of June and December. Neither the Fund nor the Master Fund is aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Master Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Master Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Interests in the Fund. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Interests for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

         The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

         The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

         The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

         (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

         (b) Not applicable.

ITEM 10. Financial Statements.

         (a) The information required by Item 10(a)-(b) is incorporated by reference to Fund's and the Master Fund's audited financial statements for the period from October 1, 2004 (commencement of operations) through March 31, 2005, each of which were previously filed on EDGAR on Form N-CSR on June 6, 2005, and which the Fund and the Master Fund have prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

         (b) Not applicable.

ITEM 11.          Additional Information.

         (a)      (1) None.
                  (2) None.
                  (3) Not applicable.
                  (4) Not applicable.
                  (5) None.
         (b)      The Offer to Repurchase, attached hereto as Exhibit
                  (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12.          Exhibits.

         (a)(1) (i) Cover Letter to the Offer to Repurchase and Letter of Transmittal. (ii) Offer to Repurchase. (iii) Form of Letter of Transmittal.
                  (iv) Form of Notice of Withdrawal of Tender.
         (a)(2) - (4) Not Applicable
         (a)(5) (i) Audited Financial Statements of the Fund for the period from October 1, 2004 (commencement of operations) through March 31, 2005.*
                  (ii) Audited Financial Statements of the Master Fund for the period from October 1, 2004 (commencement of operations) through March 31, 2005.**
                  (iii) Consent of PricewaterhouseCoopers LLP.

ITEM 13.          Information Required by Schedule 13E-3.

         Not applicable.


---------------------
* Incorporated by reference to the Fund's Annual report for the period from October 1, 2004 (commencement of operations) through March 31, 2005 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 6, 2005.

** Incorporated by reference to the Master Fund's Annual report for the period from October 1, 2004 (commencement of operations) through March 31, 2005 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 6, 2005.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           THE TOPIARY FUND FOR BENEFIT PLAN
                                           INVESTORS (BPI) LLC

                                                 By: /s/ Marielena Glassman
                                                    --------------------------
                                                     Name:   Marielena Glassman
                                                     Title:  Treasurer

September 27, 2005

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE TOPIARY MASTER FUND FOR BENEFIT
                                        PLAN INVESTORS (BPI) LLC

                                             By: /s/ Marielena Glassman
                                                --------------------------
                                                 Name:    Marielena Glassman
                                                 Title:   Treasurer

September 27, 2005

                                 EXHIBIT INDEX

Exhibit

(a)(1)(i)     Cover Letter to the Offer to Repurchase and Letter of Transmittal
(a)(1)(ii)    Offer to Repurchase
(a)(1)(iii)   Form of Letter of Transmittal
(a)(1)(iv)    Form of Notice of Withdrawal